Exhibit 99.1

Cheetah Mobile Inc. Acquires HongKong Zoom Interactive

BEIJING, China, June 11, 2014 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, announced today that it has reached a definitive agreement to fully acquire HongKong Zoom Interactive Network Marketing Technology Limited (“HongKong Zoom Interactive”) for a total consideration payable of up to US$30 million, which includes US$20 million in cash and approximately US$4 million in Cheetah restricted Class A ordinary shares, which will be payable upon closing of the transaction. The remainder will be paid over a two-year period contingent upon the fulfillment of certain performance-based milestones by the management of HongKong Zoom Interactive. The transaction is subject to customary closing conditions.

HongKong Zoom Interactive, together with its affiliated entities, operates a mobile advertising business. As a pioneer and authorized reseller of Facebook ads, one of the top resellers of Google ads in Greater China and a preferred partner for global mobile advertising networks such as InMobi, Millennium Media, AirPush, TapJoy, among others, HongKong Zoom Interactive has developed a trusted partnership with top-tier global mobile publishers and advertisers. Cheetah aims to integrate HongKong Zoom Interactive’s advertiser resources and proprietary technology and know-how, such as Mobile DSP and Digital Marketing Performance Analytics, to further strengthen its global mobile monetization capabilities.

“We are very impressed with HongKong Zoom Interactive’s technology and its management team. The acquisition of HongKong Zoom Interactive is expected to strengthen our mobile monetization efforts across the board,” said Mr. Sheng Fu, Chief Executive Officer of Cheetah. “With this addition, Cheetah will be able to further expand into the overseas market and explore new opportunities for promoting and monetizing our mobile products. We look forward to our strong future together.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 362 million monthly active users in March 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the second largest internet security software provider in China by monthly active users as of March 2014, according to iUserTracker of iResearch, and the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in March 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

About HongKong Zoom Interactive

HongKong Zoom Interactive is a leading mobile advertising agency, providing a unique digital advertising experience for mobile campaign planning, management, and performance evaluation for global clients. HongKong Zoom Interactive has developed a suite of cloud-based marketing campaign management platforms, such as Mobile DSP and Digital Marketing Performance Analytics, to support advertising clients by utilizing visitor behavior analytics, advertising performance analytics, and cross-channel attribution analytics. HongKong Zoom Interactive is an authorized reseller of Facebook in China, as well as one of the top reseller partners of Google in China. In addition, HongKong Zoom Interactive has strategic partnerships with InMobi, Millennium Media, AirPush, TapJoy, among others.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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